NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 (Canada) - Continuous Disclosure Obligations, LUNDIN MINING CORPORATION (the "Corporation") advises that:

1.    following the merger of the Corporation with EuroZinc Mining Corporation pursuant to an Arrangement dated September 18, 2006 the Corporation proposes to request that KPMG LLP, Chartered Accountants, (the "Former Auditors") resign as auditors of the Corporation;

2.    it is proposed that the shareholders of the Corporation appoint, at the special meeting of shareholders, to be held October 19, 2006, Pricewaterhouse Coopers LLP, Chartered Accountants, of Suite 700 - 250 Howe Street, Vancouver, British Columbia, V6C 3S7, as auditor of the Corporation in the place and stead of KPMG LLP, Chartered Accountants, until the close of the next meeting of shareholders of the Corporations;

3.    there have been no reservations contained in the reports of KPMG LLP in connection with:

a. the audits of the most recently completed fiscal year; and

b. any period subsequent to the most recently completed period for which an audit report issued and preceding September 18, 2006;

4.    there have been no reportable disagreements between the Corporation and KPMG LLP and there have been no qualified opinions of KPMG LLP;

5.    the termination of KPMG LLP and the appointment of Pricewaterhouse Coopers LLP was considered and approved by the Corporation's Audit Committee, which has reviewed all the documents relating to this change of auditor.

DATED at Vancouver, British Columbia, this 18th day of September, 2006.

LUNDIN MINING CORPORATION

Per: "Karl-Axel Waplan"

Karl-Axel Waplan
President